UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                              CO Liquidation, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)


                                   200693 10 9
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                                 (CUSIP Number)


                               Michael Junge, Esq.
                             SAP Aktiengesellschaft
                                Neurottstrasse 16
                             Walldorf, Germany 69190
                              011 49-6227-74-74-74

                                 with a copy to:
                               Brad Brubaker, Esq.
                                SAP America, Inc.
                             3999 West Chester Pike
                            Newtown Square, PA 19073
                                 (610) 610-1000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 12, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 200693 10 9
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     1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung; IRS No. 98-0339015
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions)      WC

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [ ]

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     6.   Citizenship or Place of Organization    Federal Republic of Germany

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               7.  Sole Voting Power :

                   5,831,481 shares of common stock (see Items 4 and 5)
Number of      ----------------------------------------------------------------
Shares         8.  Shared Voting Power
Beneficially
Owned by       ----------------------------------------------------------------
Each           9.  Sole Dispositive Power
Reporting
Person         5,831,481 shares of common stock (see Items 4 and 5)
With           ----------------------------------------------------------------

               10. Shared Dispositive Power

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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          5,831,481 shares of common stock (see Items 4 and 5)
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

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     13.  Percent of Class Represented by Amount in Row (11)

          Approximately 14.08% of common stock (see Items 4 and 5)
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     14.  Type of Reporting Person (See Instructions)

          CO
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

This Amendment No. 4 ("Amendment") amends the Schedule 13D filed on August 16, 2001 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D, filed on January 31, 2003, Amendment No. 2 to the Schedule 13D filed on May 13, 2003 and Amendment No. 3 to the Schedule 13D filed on July 18, 2003 ("Amendment No.3") by SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG") with respect to the shares of common stock, par value $0.0001 ("Common Stock") of CO Liquidation, Inc. (formerly known as Commerce One, Inc., the "Issuer"), as follows:

Item 5.  Interest in Securities of the Issuer.

SAP AG beneficially owns 5,831,481 shares of Common Stock, including 1,749,444 shares of Common Stock that SAP AG acquired upon the termination of the Master Agreement for Securities Loan Transactions dated December 16, 2002 and related Transaction Confirmation dated December 23, 2002 (collectively, the "Agreement") between SAP AG and HSBC Trinkaus and Burkhardt KGaA, a German bank. The Agreement was terminated by SAP AG, effective as of July 18, 2003. The 5,831,481 shares beneficially owned by SAP AG represent approximately 14.08% of the Issuer's shares of Common Stock based on 41,415,413 shares of Common Stock outstanding as of January 12, 2005, as reported by the Issuer to SAP AG.

Since the filing of Amendment No.3, the Issuer completed a private financing on July 10, 2003, in which it issued and sold shares of its Series B Preferred Stock and warrants to purchase shares of its common stock to BayStar Capital II, L.P. ("Baystar") as reported on Form 10-K filed by the Issuer on March 19, 2004 (the "2003 10-K"). As reported on Form 8-K filed on October 27, 2004, the Issuer has issued a total of 4,734,296 shares of common stock upon BayStar's conversion of its Series B Preferred Stock. No more shares of the Series B Preferred Stock remain outstanding. On March 14, 2004 the Issuer issued additional shares of its common stock to BayStar as reported in the Registration Statement on Form S-3 filed on April 5, 2004.

As reported in the 2003 10-K, in November 2003, the Issuer issued 1,561,321 shares of its common stock to Peoplesoft, Inc., the landlord of its former Pleasanton, California headquarters pursuant to an agreement to pre-pay the total remaining rent obligation with a combination of cash, stock and a future note payable.

As reported in the 2003 10-K, on December 31, 2003 the Issuer issued secured promissory notes in the aggregate principal amount of $5 million and warrants to purchase an aggregate of 2,568,494 shares of its common stock ("Warrant Shares") to ComVest Investment Partners II LLC and DCC Ventures, LLC for an aggregate purchase price of $5,000,100. The exercise price of the warrants is $.0001 per share. The conversion of the notes is limited to the extent that the number of Warrant Shares and shares issuable upon conversion of the notes to ComVest and DCC Ventures shall not exceed an aggregate of 6,653,840 shares of the Issuer's common stock.

The foregoing changes in the amount of outstanding common stock have caused the percent of the class of common stock owned by SAP AG to be reduced to 14.08% since the filing of Amendment No.3.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 31, 2005                       SAP AKTIENGESELLSCHAFT SYSTEME,
                                              ANWENDUNGEN, PRODUKTE IN DER
                                              DATENVERARBEITUNG

                                              By:  /s/ Werner Brandt
                                                 ------------------------------
                                                 Werner Brandt
                                                 Chief Financial Officer